July 13, 2023

Blake E. Estes, Esq.
Alston & Bird LLP
90 Park Avenue
New York, NY 10016

               Re:     BIP Evergreen Venture Fund
                       File Nos. 000-56550

Dear Mr. Estes:

        On June 20, 2023, BIP Evergreen Venture Fund (the    Company   ) filed
a registration
statement on Form 10 in connection with the registration of the Company   s
common stock under
Section 12(g) of the Securities Exchange Act of 1934 (the    Exchange Act   ).
We have reviewed
the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1)
of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time
period, you should consider withdrawing the Company   s Form 10 prior to its
effectiveness, and
re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

REGISTRATION STATEMENT

Explanatory Note (page 1)

1. The name of the registrant is BIP Evergreen Venture Fund. To avoid any confusion with unregistered venture capital funds, please revise the name of the Company to
replace    Fund
with    BDC    so that the name of the registrant is BIP Evergreen Venture BDC
 .
 Blake E. Estes, Esq.
July 13, 2023
Page 2

2. The first paragraph of this section states that the Company is filing this registration
statement on Form 10    for the possible future quotation or listing of its
securities on a national
securities exchange or other public trading market.    Elsewhere in the
registration statement,
including in the second bolded bullet below, disclosure states that the Company does not intend to list its common shares on an exchange. Please reconcile the disclosure.

3. Please prominently disclose that the Company does not invest in venture capital funds.

4.     Please add the following risks (in bold) to the list of bulleted risks.

       x   The Company intends to invest primarily in privately held companies for which little
           public information exists and which are more vulnerable to economic downturns and substantial variations in operating results.

       x   The privately held companies in which the Company invests are difficult to value and
           will generally be illiquid.

       x   The Company intends to be regulated as a BDC under the 1940 Act, which imposes
           numerous restrictions on the Company   s activities, including
restrictions on leverage
           and on the nature of its business.

Summary of Risk Factors (pages 3     4)

5. Please present the summary of risk factors in bulleted or numbered form. See Item
105(b) of Regulation S-K.

6. The second risk factor references, among other things, healthcare IT, fintech, enterprise
SaaS and frontier technology. Please briefly describe what each of these sectors is.

7.     The fourth risk factor references the    historical results achieved by
the Investment
Adviser or its affiliates    and    returns achieved by them in prior periods
.. Please revise this
disclosure to clarify that the Company has no historical results or returns achieved in prior periods.

Item 1. Business (pages 5     16)

8.       This section devotes six sentences to describe the Company   s
investment strategy (i.e.,
the third and fourth paragraphs under    The Company   ) and approximately 10
pages to describe
the Company   s beliefs about the economy (page 6) and the Investment Adviser
s business (pages
7     16). Please revise this entire section to describe the business of the registrant (i.e., what the
Company will principally invest in) instead of the Company   s beliefs and the
business of the
Investment Adviser. See Item 101 of Regulation S-K. To the extent any of the disclosure about the Investment Adviser is retained, please revise it to remove undefined terms (e.g., Financial
Science, Modeling Techniques, Economic Theory on page 8; Go-to-Market Models on page 11;
Cash Runaway and Monthly Cash Burn Rate on page 14) and jargon (e.g., clear, repeatable
 Blake E. Estes, Esq.
July 13, 2023
Page 3

motions on page 11; acquisition optionality on page 12; minimum viable product on page 13;
post-money enterprise value on page 13; risk-reward dynamics and optionality on page 13;
visibility to near-term revenue momentum on page 14), which are used throughout the section and make much of the disclosure impossible to understand.

Item 1. Business    The Company (page 5)

9. The first sentence of this section states that the Company is non-diversified. Please disclose the implications of being non-diversified.

10. The first sentence of this section states that the Company will elect to be treated as a business development company. Please disclose when this election will be made.

11.     The first sentence of the third paragraph of this section identifies
the Company   s
   primary investment objectives   . Please split the first sentence into two
sentences, as the second
part of the sentence (   by investing in a portfolio consisting of common and
preferred equity
investments in target U.S.-based portfolio companies   ) discloses a strategy,
not an objective.
Please also (i) disclose what    target    means and (ii) disclose the Company
 s market
capitalization policy with respect to its equity investments and add any corresponding risks of such policy in the Risk Factors section (e.g., small capitalization risk).

12. The second sentence of the fourth paragraph of this section describes the core focus of the Company as including the technology sector. Please disclose with greater specificity the
type(s) of technology business(es) that are part of the Company   s core focus
(e.g., information
technology, biotechnology).

13.    The fourth paragraph of this section references the terms    recurring
revenue models    and
   found and/or angel funding   . Please disclose what each of these terms
means.

14. If accurate, please revise the last sentence of the fourth paragraph of this section to insert
   operating within the healthcare, media or technology sectors with    before
  recurring revenue
models   .

15.     In the fifth paragraph of this section (and on page 17 under    The
Private Offering   ),
please disclose that shares will only be offered to accredited investors.

16. The last sentence of the sixth paragraph of this section identifies non-U.S. companies, other registered investment companies and CLOs as investments in which a BDC could invest up to 30% of its assets. If the Company will invest in such investments as part of its principal strategies, please state that and describe each of these types of investments and disclose any corresponding risks in the Risk Factors section.
 Blake E. Estes, Esq.
July 13, 2023
Page 4

Item 1. Business     The Investment Adviser (pages 5     6)

17.     The first sentence of this section identifies BIP Capital, LLC as the
Company   s
investment adviser. The second sentence states that BIP Capital, LLC operates its venture capital business as BIP Ventures. Please delete the reference to BIP Ventures as BIP Capital,
LLC   s disclosure on its Form ADV does not identify    BIP Ventures    as
another business name
under which BIP Capital, LLC operates.

Item 1. Business     Market Opportunity     Regional Considerations (page 6)

18. This section describes Southeast and Midwestern cities. If investing in the Southeast and
Midwest are principal strategies of the Company, please disclose this strategy in the description
of the Company   s business, and any corresponding risks in the Risk Factors section.

Item 1. Business     Investment Focus (pages 10     14)

19. On page 14, the first sentence of the second to last paragraph states that there will be a core focus on SaaS companies operating within certain sectors. Please disclose any targeted
percentage allocation of the Company   s assets to SaaS companies and/or to
each identified
sector. Also, in the second sentence of this paragraph, please disclose what second tier
innovation cities    are.

20.    On page 14, the second sentence of the last paragraph refers to    high
potential
investments   . Please clarify what this term means.

Item 1. Business     Co-Investment Relief (pages 16     17)

21. The first sentence of this section states that the Investment Adviser has applied for an exemptive order from the SEC. Please disclose that there is no assurance that exemptive relief
will be granted. Also, in the second sentence, please replace    [p]ursuant to
receipt of    with    [i]f
the Company receives   .

Item 1. Business     Investment Advisory Agreement (page 17)

22. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of
Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

23.  Under    Management Fee   , please disclose that the percentage amounts
are applied to the
Company   s average net assets, as is disclosed on page 71.

24.     Under    Incentive Fee   , please disclose a graphical representation
and example showing
calculations of the Incentive Fee.
 Blake E. Estes, Esq.
July 13, 2023
Page 5

Item 1. Business     The Private Offering (pages 17     19)

25. On page 18, the first through seventh bullet points describe the process to purchase
Shares and the price of Shares. The disclosure in the second through seventh bullet points is confusing and sometimes out of order and/or repetitive. Please revise these bullet points to clearly describe the process to purchase Shares and the pricing of Shares.

26.     On page 18, the first bullet point states that the Company   s transfer
agent can reject
purchase orders for any reason, even if a prospective investor is an accredited investor. Please disclose the reasons for which the transfer agent can reject purchase orders.

27. On page 18, the second to last sentence of the second bullet point states that if a purchase order is received less than seven business days prior to the first day of the last quarter, the
purchase order will be executed at the next quarter   s closing at the
transaction price applicable to
that quarter. Please explain to us how executing purchase orders received less than seven days prior to the first day of the last quarter at a net asset value calculated for
the next quarter   s
closing is consistent with Section 23(b), as applicable by Section 63, of the Investment Company
Act of 1940 (   1940 Act   ).

28. On page 18, the first sentence of the third bullet point states that [g]enerally, within 20 business days after the first calendar day of each quarter, the Company will determine its NAV per Share as of the last calendar day of the immediately preceding quarter, which will be the
purchase price for Shares purchased as of such effective date.    Please delete
   [g]enerally, within
20 business days after the first calendar day of each quarter    and revise the
remainder of the
sentence so that the NAV per Share that is the purchase price for Shares as of the last calendar day of the preceding quarter is calculated within 48 hours of the last calendar day of the preceding quarter. See Section 23(b), as applicable by Section 63, of 1940 Act. Also, the last
sentence of the third bullet point refers to    Cut-off Date   . Please define
this term and disclose
with specificity how such date is determined.

29. On page 18, the last sentence of the last bullet point states that if a subscription request is not accepted in a current quarter, the purchase order will be automatically rolled into the
following quarter   s Share issuance process. On page 19, the first sentence of the first full
paragraph states that, in certain circumstances, purchase orders will be automatically rolled into the following quarter. Please explain to us how rolling purchase orders into the following quarter is consistent with Section 23(b), as applicable by Section 63, of the 1940 Act

30. On page 18, the third to last sentence and the second to last sentences each refer to
   applicable NAV   . Please clarify to what    applicable NAV    refers.

Item 1. Business     Escrow Period (page 19)

31.     The third sentence of this section contains a parenthetical which
states    one year
following the effective date of the registration statement of which this Registration Statement is a
part)   . Please refer to    registration statement    only once in this
parenthetical.
 Blake E. Estes, Esq.
July 13, 2023
Page 6

Item 1. Business     Share Repurchase Program (pages 19     20)

32. On page 19, the fourth sentence of this section states that the repurchase request period will be 15 days after the program has been announced. Please replace 15 days with 20 full business days. See Rule 13e-4(f)(1)(i) under the Exchange Act.

33. On page 19, the last sentence describes when the Company will distribute cash to pay for tenders of Shares. Please clarify the disclosure regarding the timing of payment. Also, please revise the disclosure to state that the Company will distribute cash no more than 5 business days after expiration of the repurchase offer. Alternatively, please disclose (i) in an appropriate location that the Company will invest substantially all of its assets in direct equity investments in private operating companies and (ii) here that investors will receive their cash proceeds no later than 65 days after the expiration of the applicable tender offer. See Rule 13e-4(f)(5) under the
Exchange Act; Exchange Act Release No. 34-43069 (July 24, 2000).

34. On page 20, the fourth sentence states that the Company has no obligation to repurchase
Shares, including if the repurchase would violate the restrictions on distributions under federal
law or Delaware law. Please disclose with specificity to what    restrictions
on distributions under
federal law or Delaware law    refers.

Item 1. Business     Distribution Channel (page 21)

35. The last sentence of the first paragraph of this section states that the Company will also offer Shares in a direct-to-consumer manner through the use of a technology platform that will
be available on the Investment Adviser   s website. Please explain to us how
the sale of Shares in
a    direct-to-consumer manner    through a platform available on the Internet
is consistent with the
fact that the Company is making a private offering of its Shares, without registration under the
Securities Act of 1933.

Item 1. Business     Qualification of Purchasers (page 21)

36. The disclosure states that the Company intends to enter into subscription agreements with investors. Please tell us whether or not the Company has granted, or expects to grant, preferential rights or terms to certain investors that are not available to other investors, pursuant to a side letter or otherwise. If so, please describe to us such rights or terms and the criteria by which such investors were selected. Please also tell us how the granting of such rights or terms impacts the Company and investors who are not granted them. We may have more comments after reviewing your response.

Item 1. Business     Sale of Shares (page 21)

37. The last sentence of the first paragraph of this section states that the Company reserves the right in its sole discretion to refuse to sell Shares to any person. Please disclose the reasons
why the Company would refuse to sell Shares to persons. If the Company   s
right to refuse to sell
Shares extends to removal of an investor from the Company, disclose how such removal would
 Blake E. Estes, Esq.
July 13, 2023
Page 7

occur and the price at which such Shares would be purchased from the investor. We may have more comments after reviewing your response.

Item 1. Business     Regulation (page 22)

38. The fourth paragraph of this section states that BDCs are required to meet an asset coverage ratio of 200% or 150% subject to receipt of certain approvals and compliance with certain disclosure requirements. Please disclose whether or not those approvals have been obtained such that the ratio is 150% for the Company.

Item 1. Business     Managerial Assistance to Portfolio Companies (pages 24
27)

39.     Please change the font of the headings starting with    Temporary
Investments    on page 24
through    Reporting Obligations    on page 27 so that they are not italicized,
to be consistent with
the other headings in    Item 1. Business   .

Item 1. Business     Managerial Assistance to Portfolio Companies     Code of
Ethics (pages
24     25)

40. Please tell us whether the code of ethics will be filed as an exhibit to the registration statement.

Item 1. Business     Managerial Assistance to Portfolio Companies     Proxy
Voting Policies
and Procedures (page 26)

41.    The fourth sentence states that the Investment Adviser   s proxy voting
policy    attempts to
generalize a complex subject   . Please clarify what this phrase means.

Item 1. Business    Taxation of U.S. Taxable Shareholders     Distributions
(page 30)

42.     Inasmuch as disclosure under    Explanatory Note    highlights the risk
that the Company
may make return of capital distributions, please clearly describe return of capital distributions
here (using the term    return of capital   ) and the impact of such
distributions on shareholders.

Item 1A. Risk Factors     Risks Relating to the Company   s Business and
Structure (pages
40     49)

43. Please consider adding a risk factor disclosing the risks of the Company incurring costs to satisfy its reporting obligations under the Exchange Act.
 Blake E. Estes, Esq.
July 13, 2023
Page 8

Item 1A. Risk Factors     Risks Relating to the Company   s Business and
Structure
Incentive Fee Structure Relating to the Investment Adviser (page 43)

44. The fourth sentence of this risk factor states that this fee structure may give rise to a conflict of interest for the Investment Adviser for the opportunity to earn an incentive fee.
Please clarify what this conflict of interest is and why it arises.

Item 1A. Risk Factors     Risks Relating to the Company   s Business and
Structure
Limited Liability and Indemnification of the Investment Adviser

45. Please revise the language in the third and fourth sentences of this risk factor to add
   obligations and    before    duties   . See Section 17(i) of 1940 Act.

Item 1A. Risk Factors     Risks Relating to the Company   s Business and
Structure
Regulations Governing Operation as a BDC (page 46)

46. The second to last sentence of the first paragraph of this risk factor states that the
Company is able to borrow $2 for investment purposes every $1 of investor equity. Please disclose whether this example in dollars relates to the 200% or 150% limit and also disclose another example in dollars showing how much the Company can borrow under the other percentage limit.

Item 1A. Risk Factors     Risks Relating to the Company   s Investments (pages
53     56)

47. Four risk factors on page 55 (General Debt Financing Risks, Convertible Debt, Secured
Debt Financing, and Bridge Loans) describe risks of investments that are not
identified in    Item
1. Business.    Please disclose these types of investments in the description
of the Company   s
business. Also, if the Company will invest in contingent convertible securities and/or covenant-
lite loans as part of its principal strategies, please identify such securities as part of the
Company   s principal strategies and disclose the corresponding risks of such securities here.

48.     The description of the Company   s business in Item 1 states that the
Company focuses on
investing in common and preferred equity investments, with its core focus on SaaS companies with recurring revenue models operating within the healthcare, media and technology sectors.
However, there is no risk factor describing the risks of common or preferred equity or SaaS, healthcare, media or technology sectors. Please add risk factors to disclose all such risks.

Item 2. Financial Information     Discussion of Management   s Expected
Operating Plans
    Overview (pages 58     59)

49. The third sentence of the last paragraph of this section states that all purchases will be made at a per-share price as determined by the Board or any committee thereof. Please disclose in detail how the Board determines the per-share price at which purchases of Shares are made.
We may have more comments after reviewing your response.
 Blake E. Estes, Esq.
July 13, 2023
Page 9

Item 2. Financial Information     Critical Accounting Policies     Contractual
Obligations
and Off-Balance Sheet Arrangements (page 61     62)

50.     On page 62, the second full paragraph states that the Company   s
credit facilities may bear
interest at floating rates at spreads based on LIBOR. Please confirm that the reference to LIBOR is accurate given the phase-out of LIBOR.

Item 4. Security Ownership of Certain Beneficial Owners and Management (page
62)

51.    Please identify the person(s) who currently owns more than 5% of the
Company   s Shares.
See Item 403 of Regulation S-K.

Item 5.Trustees and Executive Officers (pages 63     68)

52.    On pages 65     66, please confirm that the biographies of the
independent trustees include
disclosure of other directorships held by such trustees. See Item 401(e)(2) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant   s Common Equity and
Related
Shareholder Matters (page 72)

53.     Please describe the Company   s dividend reinvestment plan, if any.

Item 11. Description of Registrant   s Securities to be Registered (pages 72
 75)

54.     If the Company   s Declaration of Trust or Bylaws contain provisions
that (i) require
shareholders to waive jury trials, (ii) restrict shareholders    ability to
bring direct or derivative
claims, or (iii) require claims to be brought in an exclusive forum, please disclose such provisions in this section. We may have more comments after reviewing your response.

Item 15. Financial Statements and Exhibits (page 76)

55. Please revise the references to the contracts identified in Items 10.1 through 10.5 to delete
   Form of    and please confirm that the actual agreements, not forms of, will be filed as exhibits to
the registration statement.

GENERAL COMMENTS

56. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

57. Response to this letter should be in the form of a pre-effective amendment filed under the
Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing
 Blake E. Estes, Esq.
July 13, 2023
Page 10

in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

58. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief you have submitted that is described on page 16 of the registration statement.

59. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                                   *******
       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6782.


Sincerely,

                                                                     /s/ Anu
Dubey

                                                                         Anu
Dubey
                                                                         Senior
Counsel

cc:    Michael Spratt
       Thankam Varghese
       Chad Eskildsen